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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer

   PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 2 for the Month of April, 2001

                          Bid.Com International Inc.
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                          (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                   (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                               Form 20-F   X       Form 40-F __
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes __      No  X
                                              ---
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                           BID.COM INTERNATIONAL INC.

     On April 24, 2001, Bid.Com International Inc. ("Bid.Com" or the "Company") announced its financial results for the first quarter ended March 31, 2001. Full financial tables are attached to this Form 6-K as Exhibit 1. All figures are in Canadian dollars. As of March 31, 2001, the exchange rate was Cdn $1.58 to US$1.00.

     Gross revenue in the first quarter 2001 totaled $1.2 million compared to $6.6 million in the same period of 2000. Gross revenue comprises fees under enabling agreements and deferred revenues recognized in the quarter. The year-over-year decline in revenues reflects the Company's exit from the on-line business-to-consumer market segment and evolution to a business-to-business enabler of e-commerce activities. As reported previously, Bid.Com closed its on-line retail operations on October 24, 2000.

     In addition to its gross revenues of $1.2 million, Bid.Com generated $1.6 million in new contract value in the first quarter. New contract value represents contractually committed revenue that is expected to be earned over the course of signed agreements. The combined total of gross revenues and new contract value of $2.8 million meets the Company's revised expectation issued on March 30, 2001.

     During the quarter, Bid.Com experienced a number of non-operational items:

     . The Company realized a gain of $3.7 million from the sales of its shares in AOL.

     . The Company recorded provisions for impaired strategic investments and other assets.

     . The Company recorded a favorable mark to market adjustment for its marketable securities.

     Bid.Com reported a net loss from operations for the quarter of $3.8 million or $0.07 per basic share. This compares to a net loss of $5.6 million, or $0.10 per basic share, for the fourth quarter of 2000 and a net loss of $0.15 per basic share, for the same period in 2000. At March 31, 2001, the Company held $14.4 million in cash and marketable securities

     Bid.Com also announced a restructuring plan that will significantly curtail spending across all major areas, including sales, marketing and operations. As part of the restructuring, the Company reduced its workforce by approximately 35%. As a result, the Company expects to incur a one-time restructuring charge of $750,000.

     Given the uncertain business climate, Bid.Com is unable to provide guidance as to expected financial results for the second quarter or the balance of 2001.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from
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expectations.  These risks include Bid.Com's ability to further develop its business-to-business and licensing businesses, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.

     The Company hereby incorporates by reference this Form 6-K and Exhibit 1 into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888). The Company does not incorporate Exhibit 2 into its Registration Statement on Form F-3, or into the prospectus contained therein.

Exhibit 1. Fourth Quarter Financial Results

Exhibit 2. Press Release
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BID.COM INTERNATIONAL INC.
Date: April 25, 2001                By:  /s/ John Mackie
                                         Name: John Mackie
                                    Title:  Vice-President, General Counsel and
                                            Corporate Secretary